May 14, 2010

Ms. Linda Cvrkel
Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C.  20549-0305

RE:	Franklin Covey Co. (the Company)
Form 10-K for the year ended August 31, 2009
File No. 1-11107
Response to Commission Letter Dated May 3, 2010

Dear Ms. Cvrkel:

This letter is written in response to the Staff’s review of the Company’s Form 10-K for the year ended August 31, 2009 as outlined in the Commission’s letter dated March 29, 2010 and subsequent letter dated May 3, 2010.  As requested, the Company is providing the following supplemental information regarding the sale of the Consumer Solutions Business Unit (CSBU) and the calculation of the Company’s investment in Franklin Covey Products (FCP) and the corresponding deferred gain, or negative basis difference, that resulted from the transaction.

Note 3. Sale of the Consumer Solutions Business Unit

1.
We note your responses to prior comments 1 and 2.  Your response indicates that the investment in FCP was reduced by a reduction in the gain calculated on the sale of the CSBU.  Your response also indicates that a concurrent distribution in excess of amounts contributed also reduced the investment balance to zero.  In this regard, it is unclear which event reduced the investment balance to zero.  Please tell us the nature and amount of the distribution that reduced the investment balance at the time of the contribution.  In addition, it is unclear how a deferred gain was recorded if the investment balance in FCP of $2.8 million was reduced with a credit to the investment and a debit to the gain as discussed in your response.  Please provide us with the journal entries made to record the initial investment in FCP, the sale of the CSBU and related assets sold, the cash received in the sale, and the gains that were recognized and deferred.  We may have further comment upon receipt of your response.

Response:  The phrase “concurrent distribution in excess of amounts contributed” was meant to provide further descriptive language regarding the nature of the transaction that resulted in the reduction of the Company’s initial investment in FCP to zero and not to describe a separate transaction.  We regret the confusion that resulted from this description in our prior responses.

As requested, the Company is providing the summary journal entries made to record the initial investment in FCP, the sale of CSBU and related assets sold, the cash received in the sale, the reduction of the investment in FCP, and the gain recognized.  The following journal entries were made concurrently with the sale of CSBU assets in the fourth quarter of fiscal 2008.

The following journal entry summarizes the Company’s initial investment in FCP of $1.8 million to purchase a 19.5% equity interest in FCP and the $1.0 million priority capital contribution (in thousands):

	Debit	Credit
Investment in FCP	$1,755
Investment in FCP – priority capital	1,000
Cash		$2,755

The following entry summarizes the receipt of cash for the sale of assets and the transfer of liabilities at their carrying values to FCP (in thousands):

	Debit	Credit
Cash*	$31,811
Liabilities transferred to FCP	10,337
Assets sold to FCP		$30,262
Gain on sale of CSBU (gross)		11,886

*	Cash consists of cash and working capital adjustment of $33,231 less transaction costs of $1,420 (see also Exhibit A).

As prescribed in ASC 845-10-55-28 (formerly Issue 9 of EITF 01-2), the excess of net monetary consideration received over the fair value of surrendered assets is required to first reduce the cost of any retained equity method investment in FCP to zero with any remainder being recognized as an additional gain.  Consequently, the basis of the investment in FCP of $2.8 million was reduced to zero with an offset to the gain as follows (in thousands):

	Debit	Credit
Gain on sale of CSBU	$2,755
Investment in FCP		$2,755

An alternative way to look at the second and third entries presented above, which produces the same result, is to look at the transaction as an exchange of assets for a retained interest accounted for under the equity method.  Under this approach, a partial gain is calculated for the difference between the carrying value and fair value of the net assets sold less the portion of that gain represented by the economic interest retained (i.e. the 19.5% equity interest in FCP).  This calculation is described in ASC 845-10-30-26 (formerly Issue 6 of EITF 01-2).  In this instance, the Company is exchanging net assets with a carrying value of $19,925 and a fair value of $32,231 (refer to table in Exhibit A below) for a 19.5% interest in FCP.  Based on the guidance in ASC 845-10-30-26, a partial gain of $9,906 [($32,231 - $19,925) * 80.5%] is recognized.  The remaining gain is added to the basis in the Company’s investment in FCP.  Thus, the amount recorded for the ownership interest received is partially based on its fair value at the exchange date and partially based on the carryover amount of the net assets surrendered.  This journal entry is summarized as follows (in thousands):

	Debit	Credit
Investment in FCP	$29,831
Liabilities transferred to FCP	10,337
Assets sold to FCP		$30,262
Gain on sale of CSBU		9,906

However, as noted above, the Company received cash proceeds of $33,231 before transaction expenses.  Consequently, the monetary consideration received is required to first reduce the cost of any retained equity method investment of $32,586 ($29,831+$2,755) to zero with any remainder being recognized as additional gain.  As a result, the following entry was required to record the receipt of cash and reduce the basis in the retained interest (in thousands):

	Debit	Credit
Cash	$33,231
Investment in FCP		$32,586
Additional gain on sale of CSBU		645

Under this alternative view, the gain is still reduced by transaction expenses totaling $1,420.

Following the entries from either view, the gain on the sale of CSBU was reduced to $9.1 million, consistent with the gain calculation shown in Exhibit A, and the investment in FCP account was reduced to zero.  The reduction of the investment account was previously described as a “deferred gain,” but would be better described as a “negative basis difference” that does not appear on the Company’s financial statements.

The accounting treatment for the negative basis difference is presented in the response to comment 2.

2.
In a related matter, to the extent a deferred gain was recorded as of August 31, 2008, please tell us and disclose in future filings the amount of the deferred gain, how the deferred amount was calculated, where such a gain is recorded in your financial statements, the amortization period for the gain, and where the amortization is recorded in your statement of operations.

Response:  As described in the response to comment 1 above, the Company was required to reduce its investment in FCP at the sale transaction date to zero, which resulted in a cost basis of the investment that was lower than the Company’s share of FCP’s net assets.  The difference between the Company’s cost of its investment and the Company’s share of FCP’s net assets creates a negative basis difference that needs to be considered during future periods when allocating the income and losses from FCP.  The Company believes that the negative basis difference should be accreted to income from the equity method investment in FCP over the same period of time that the assets are amortized or depreciated by FCP (i.e. to offset the depreciation and amortization recognized by FCP related to FCP’s higher basis in depreciable assets relative to the basis of such assets included in the Company’s cost basis of this investment).  This accounting is similar to the accounting treatment for a positive basis difference that arises when an investor’s cost basis in an investee exceeds its share of the investee’s net assets whereby additional depreciation expense is recognized through the equity method pickup to reflect the additional amortization associated with the investor’s higher cost basis.  In determining how to allocate this basis difference, the Company believes it should first allocate $1.0 million to the priority capital contribution, which would not be amortized but would rather reverse when the payment for the priority contribution is received or the amount is otherwise liquidated.

Based on the Company’s analysis of FCP’s assets, the remaining $1.8 million negative basis difference is being amortized at $19,986 per month over approximately 88 months.  However, the Company’s share of the losses of FCP have thus far been greater than the amortization of the basis difference and accordingly, the amortization of the basis difference has had no impact on the Company’s financial statements.

To summarize, the negative basis difference in the Company’s investment in FCP is not included anywhere in the Company’s consolidated balance sheet and the Company has not recognized any impact from the amortization of the basis difference due to the losses incurred by FCP.  Since the Company is not required to fund the losses of FCP, the investment account balance remains zero.  The Company will revise future filings to include further information regarding the negative basis difference and the corresponding accounting for the amortization of the amount.

Hopefully the supplemental information presented above is fully responsive to the Staff’s comments regarding the sale of the Consumer Solutions Business Unit, the calculation of the Company’s investment in Franklin Covey Products, and the corresponding negative basis difference that resulted from the transaction.  Please contact me with any further questions that you may have regarding these matters.

Sincerely,

/s/ Stephen D. Young

Stephen D. Young
Chief Financial Officer

EXHIBIT A
Calculation of the Gain on the Sale of CSBU
(in thousands)

Fair Value of Assets Sold:
Cash per sale agreement	$32,000
Working capital adjustment	1,231
Total fair value of assets	$33,231

Net Carrying Value of Assets Sold:
Assets sold	$30,262
Liabilities transferred	(10,337)
Net carrying value of assets sold	$19,925

Gain Calculation:
Fair value of interest sold
Fair value of net assets sold	$33,231
Less: retained preferred interest	(1,000)
	32,231
Less: retained common interest (19.5%)	(6,285)
	25,946
Less: cost of net assets sold (80.5%)	(16,040)
	$9,906	$9,906
Plus: additional gain to extent of negative investment		645
Total gain		10,551
Less: transaction costs		(1,420)
Gain to be recognized		$9,131

Additional Gain to Extent of Negative Investment:
Cost of net assets	$19,925
Less: cost of net assets sold	(16,040)
Cost of retained interest in net assets	$3,885	$3,885
Less: cash received in excess of 80.5% of fair value of interest sold
Sales price:
Per agreement	$32,000
Working capital adjustment	1,231
Less: the Company’s reinvestment into FCP	(2,755)
Net monetary consideration received	30,476
Fair value of interest in net assets sold	(25,946)
	$4,530	(4,530)
Negative investment		$(645)